Exhibit 12.1
Ratio of Earnings to Fixed Charges
     The following table sets forth Mobile Mini, Inc.’s ratio of earnings to fixed charges on a historical basis for each of the last five (5) years ended December 31, and for the nine (9) months ended September 30, 2007 and 2008.

						Nine Months Ended
	Fiscal Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2007	2008

	(dollars in thousands)
Earnings:
Net income	5,912	20,659	33,988	42,776	44,176	31,732	28,795
Tax provision	3,780	13,773	20,220	27,151	28,410	20,581	18,930
Fixed charges:
Interest expense	16,299	20,434	23,177	23,681	24,906	18,294	30,586
Interest portion rent expense	1,293	1,416	856	1,091	1,879	1,610	1,823

Total earnings:	27,284	56,282	78,241	94,699	99,371	72,217	80,134

Total fixed charges:	17,592	21,850	24,033	24,772	26,785	19,904	32,409

Earnings to fixed charges:	1.6	2.6	3.3	3.8	3.7	3.6	2.5